[redacted]

09055360

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 12 2009

Washington, DC

SEC FILE NUMBER
8-3761

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hill, Thompson, Magid & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 800
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper — 201-434-6900 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 6 2009
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Nancy J. Cooper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hill, Thompson, Magid & Co., Inc. for the year ended October 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Office
Title

Notary Public

SANTA A REDAVID
Notary Public
State of New Jersey
My Commission Expires Nov 10, 2013

HILL, THOMPSON, MAGID & CO., INC.
(S.E.C. I.D. No. 8-3761)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte Services LP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.

We have audited the accompanying statement of financial condition of Hill, Thompson, Magid & Co., Inc. (the "Company") as of October 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hill, Thompson, Magid & Co., Inc. at October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 20, 2009

HILL, THOMPSON, MAGID & CO., INC.

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2008
(Dollars in thousands except per share information)

ASSETS

Cash and cash equivalents	$23,217
Cash and securities segregated under federal regulations	200
Securities borrowed	347
Receivables from brokers, dealers and others	7,693
Securities owned, at fair value	23,033
Fixed assets, at cost, net of accumulated depreciation and amortization $21	104
Other assets	1,311
TOTAL ASSETS	$55,905

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers and others	$ 1,032
Securities sold, but not yet purchased, at fair value	1,090
Payable to affiliates	7,816
Other accrued expenses	2,146
Total liabilities	12,084
STOCKHOLDER'S EQUITY:	
Common stock ($1 par value, 200 shares authorized, issued and outstanding)	
Retained earnings	43,821
Total stockholder's equity	43,821
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$55,905

See notes to statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

Hill, Thompson, Magid & Co., Inc. (the "Company"), an over-the-counter trading firm headquartered in New Jersey, is engaged primarily in wholesale market making in various equity securities and is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a member of the Hill Thompson Group of companies, which is ultimately a wholly owned subsidiary of RBC Holdings (USA), Inc. ("RBC Holdings" or the "Parent"), which is ultimately a wholly owned subsidiary of Royal Bank of Canada ("RBC").

The Company clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through Pershing, a BNY Securities Group Co.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents consist of money market instruments and short-term interest bearing investments with initial maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions—Proprietary securities transactions are recognized on a trade date basis.

Securities owned and securities sold, not yet purchased, are stated at fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities not readily marketable approximate $2,986 and consist of equity securities for which there is no market on a securities exchange or no independently quoted price and no other market makers in the securities. These securities are valued using estimated fair value as determined by management.

Securities borrowed are recorded based upon the amount of cash collateral advanced. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities borrowed. The Company monitors the market value of securities borrowed and applies the change in collateral when deemed appropriate.

Depreciation and Amortization—Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

Income Taxes—The Company is included in the consolidated income tax returns of the Parent. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities at each year end, using the tax rate expected to exist when the temporary difference reverses.

Fair Value of Financial Instruments—Substantially all of the Company's financial assets and liabilities are carried at fair value or at contract amounts which, because of their short-term nature, approximate fair value.

Use of Estimates—The Company has made estimates and assumptions in reporting certain assets and liabilities (including trading assets and liabilities and legal issues) and the disclosure of contingent liabilities in preparing this financial statement in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Recently Issued Pronouncements— In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("FASB No. 157"). FASB No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. FASB No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue *02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, FASB No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. FASB No. 157 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. The provisions of FASB No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting FASB No. 157 on its statement of financial condition.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FASB Statement No. 115. FASB No. 159 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. FASB No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted FASB No. 159 on November 1, 2008 and did not elect the fair value option for any its eligible financial instruments.

In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of FASB No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statement on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of FASB No. 157 on its statement of financial condition.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* The purpose of FSP FAS 157-3 was to clarify the application of FASB No. 157 for a market that is not active. It also allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when

relevant observable market data does not exist. FSP FAS 157-3 did not change the objective of FASB No. 157 which is the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Company is currently assessing the impact of FASB No. 157 on its statement of financial condition.

FIN 48 – *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109* is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 was effective November 1, 2007 for the Company. The Company adopted FIN 48 and there are no material impact to the statement of financial condition.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

	2008
Receivables from brokers, dealers and others:	
Securities failed to deliver	$ 1,495
Clearing organizations	6,198
	$ 7,693
Payable to brokers, dealers, and others:	
Securities failed to receive	$ 797
Clearing organizations	235
	$ 1,032

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counter-parties subsequent to settlement date.

Receivables from brokers, dealers, and others include cash deposits with the clearing organizations in the total amount of $5,000.

The Company conducts business with brokers and dealers that are members of the major securities exchanges and are registered brokers and dealers. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. INCOME TAXES

The net deferred tax asset of $103 recorded in the statement of financial condition is for temporary differences primarily relating to the difference between book and tax basis of bonus accruals and general reserves. The Company has reviewed the components of its deferred tax asset and has determined that it is more likely than not that the asset will be realized. As such no valuation allowance has been established.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirement of the Uniform Net Capital Rule of the SEC under Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the Rule, which requires minimum net capital of $1,000. At October 31, 2008, the Company had net capital of $33,462, which exceeded the minimum requirement by $32,462.

At October 31, 2008, the Company had $200 in cash, segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

Proprietary accounts held at Pershing are considered allowable assets in the net capital computation pursuant to an agreement between the Company and Pershing which requires, among other things, for Pershing to perform a reserve computation for the proprietary accounts of introducing broker assets similar to the customer reserve computation as set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Leases—The Company leases office space and information technology equipment under non-cancelable operating leases varying in length from one to four years, with certain renewal options for like terms. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payment of real estate taxes, insurance, and other occupancy expenses. The Company's lease for its office is expiring on September 30, 2009 and there are no plans for renewal (see Note 10). At October 31, 2008, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancelable leases are as follows:

Year Ending October 31	
2009	$ 353
	$ 353

Litigation—The Company is a defendant in legal actions primarily relating to its broker-dealer activities. While the outcome of these legal actions is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Other Commitments—In the normal course of business, the Company enters into when-issued transactions. There were no transactions relating to such commitments that were open at October 31, 2008.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company, acts as an introducing broker-dealer, clears all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the

customer accounts introduced by the Company. At October 31, 2008, there were no amounts to be indemnified to the clearing broker for customer accounts introduced by the Company.

The Company is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security.

The Company, as part of its normal market-making activities, establishes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At October 31, 2008, the Company has recorded these obligations in the financial statement at fair value.

The Company enters into collateralized securities borrowing transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company enters into various transactions involving securities purchased and sold on a when-issued basis. These derivative financial instruments are entered into for trading purposes and provide for the delayed delivery of the underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

8. RELATED PARTY TRANSACTIONS

The Company receives various services from its Parent and affiliates, including payroll, accounts payable processing (including rental payments and other obligations) and employee benefits. The Company in most cases is charged by its Parent and affiliates for expenses based upon actual costs incurred for these services, which amounted to $18,209 for the year ended October 31, 2008. At October 31, 2008, $7,816 was payable to the Company's affiliates and is included in the statement of financial condition.

9. BENEFIT PLAN

The employees of the Company participate in the 401(k) plan sponsored by the Parent (the "RBC Plan").

10. SUBSEQUENT EVENTS

Due to the recent shift in market conditions and new regulations, the Board and management are in preliminary discussions to possibly wind down the Company's activities. No final decision has been made to date as to whether the entity will be liquidated, merged or left dormant.

* * * * * *

Deloitte.

Deloitte Services LP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 20, 2009

To The Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.

In planning and performing our audit of the financial statements of Hill, Thompson, Magid & Co. Inc. (the "Company") as of and for the year ended October 31, 2008 (on which we issued our report dated January 20, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END